Exhibit 21.1        List of Subsidiaries

Optos Capital Partners, LLC, a Delaware limited liability company

Focus Fiber Solutions, LLC, a Delaware limited liability company

Jus-Com, Inc., an Indiana corporation

MDT Labor, LLC, a Delaware limited liability company

Focus Wireless LLC, a Delaware limited liability company

MDT Infrastructure Solutions Limited, an Irish company

PRK Raft, a.s., a Czech Republic company